Exhibit 4.4

Anheuser-Busch InBev SA/NV

Base Performance Stock Units Plan

Relating to Shares of AB InBev

1	Definitions

When used in this document, the following terms shall have the meaning ascribed to them as indicated below, unless expressly indicated otherwise:

AB InBev	Anheuser-Busch InBev NV/SA with its registered office at Grand Place 1, B-1000 Brussels, Belgium, VAT BE 0417.497.106 RPM/RPR Brussels;

Acceptance Form	the form in which the Participant confirms, among other things, his/her acceptance of the Offer and the Performance Stock Units;

Base Plan	this Base Performance Stock Units Plan;

Board of Directors	the board of directors of AB InBev;

Code of Business Conduct	the AB InBev Code of Business Conduct, as amended from time to time;

Committee	the Remuneration Committee of AB InBev;

Confirmation Period	the period during which a Participant must return the completed Acceptance Form to AB InBev, as indicated in the Offer Letter;

Data Controller	the natural or legal person, public authority, agency or other body which, alone or jointly with others, determines the purposes and means of the processing of Personal Data; for the processing of Personal Data in the context of the setting-up and management of the Plan and the PSU register and Share register in electronic form, the Data Controller is AB InBev;

Data Processor	any third party designated by the Data Controller to process Personal Data on behalf of the Data Controller in accordance with Clause 17 for the implementation, administration and management of the Plan and the Share register and PSU register in electronic form;

Data Protection Law	any and all local, national and international data protection/privacy laws and regulations, as may be amended, such as the GDPR and supplementing national law provisions that apply to the processing of Personal Data as covered in or in relation to the Plan;

Dismissal	termination of employment by AB InBev or its subsidiaries;

Dismissal for Serious Cause	termination of employment for serious cause (as determined by the Chief People Officer of AB InBev (or other designee of the Chief People Officer of AB InBev) or, if applicable, as defined in relevant local law) by AB InBev or its subsidiaries;

Divestiture	a situation whereby the Participant’s employer is no longer a subsidiary of AB InBev following a divestiture through the sale of shares in the said AB InBev subsidiary or otherwise;

Employer	AB InBev or any of its subsidiaries who is the employer of the Participant, from time to time;

Final Payout	Quantity of Shares after application of the Payout Factor;

GDPR	Regulation 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation);

Global Ethics and Compliance Committee	the global ethics and compliance committee of AB InBev (or any successor of such committee);

Grant Date	has the meaning given to it in the Offer Letter;

HR Information System	SAP, Sharp, Workdays or any successor system hereof;

LTI Website	the internet website referred to in the Offer Letter (and any successor thereof) through which a Participant can monitor his/her portfolio of Performance Stock Units;

Material Adverse Decision	any decision, judgment, settlement or other act adopted by an administrative authority, court or tribunal that has a direct or indirect significant negative financial, reputational or commercial impact on AB InBev or its subsidiaries, as determined by the Global Ethics and Compliance Committee;

Material Breach	any violation of the Code of Business Conduct that has a direct or indirect significant negative financial, reputational or commercial impact on AB InBev or its subsidiaries, as determined by the Global Ethics and Compliance Committee;

Observation Date	has the meaning given to it in the Offer Letter;

Offer	the offer of Performance Stock Units by AB InBev to the Participant as set out in the Offer Letter;

Offer Letter	the letter (which can take the form of an email or other means of communication in writing) whereby AB InBev communicates the details of the Offer of Performance Stock Units made to a Participant under the Plan, together with the Acceptance Form;

Outsourcing	a situation whereby (i) a Participant is dismissed by AB InBev or a subsidiary of AB InBev in the framework of a collective dismissal (in the meaning of the Belgian Law of 13 February 1998 or its equivalent in the jurisdiction of the Participant) and is re-employed, together with the other persons who have been likewise dismissed, by a third-party company which is not an affiliate of AB InBev and which provides services to AB InBev; or (ii) a Participant is transferred by AB InBev or a subsidiary of AB InBev in the framework of the Belgian Collective Bargaining Agreement No 32bis of 7 June 1985 (or its equivalent in the jurisdiction of the Participant) to a third-party company which is not an affiliate of AB InBev and which provides services to AB InBev;

Participant	an employee of AB InBev or its subsidiaries and who received an Offer Letter, or any Successor to whom Performance Stock Units have been transferred in accordance with these terms and conditions;

Payout Factor	Percentage multiplier that will be applied to the Performance Stock Units held immediately prior to the Vesting Date, which will result in the Final Payout, for which the range is set out in the Offer Letter;

Personal Data	each item of information relating to an identified or identifiable Participant defined as personal data pursuant to Data Protection Law;

Plan	The Base Plan, together with the applicable Sub-Plan administered hereunder;

PSU or Performance Stock Unit	the right to receive from AB InBev a number of existing Shares in accordance with these terms and conditions and the Offer Letter;

Performance Test	the test based on the performance of AB InBev as set out in the Sub-Plan and/or the Offer Letter;

Resignation	the termination by a Participant of employment with AB InBev or its subsidiaries;

Share	an ordinary share of AB InBev (ISIN: BE0974293251);

Sub-Plan	any sub-plan that may be administered by AB InBev from time to time pursuant to the Base Plan;

Social Security Administration	the social security administration or the equivalent administration body of the country where the Participant actually works;

Successor	the successor of a Participant as determined under the applicable law of succession and/or the persons designated by a Participant, in accordance with the applicable law of succession, to inherit the rights of the Participant under the Plan after the death of the Participant;

Vesting Date	has the meaning given to it in the Offer Letter;

Vesting Period	the period running from the Grant Date to the Vesting Date (inclusive).

2	Approval of the Plan documentation

The Plan forms part of an agreement between the Participant and AB InBev (and following the assignment provided for in Clause 3, an agreement between the Participant and the (respective) Employer(s)). By returning their completed Acceptance Form, Participants unconditionally agree to be bound by the contents of this document, the applicable Sub-Plan, the Offer Letter and the Acceptance Form. The provisions of the applicable Sub-Plan shall govern and prevail in the event of any conflict with the terms and conditions of the Base Plan.

A Participant who fails to return the completed Acceptance Form before the expiry of the Confirmation Period will be deemed to have refused the Offer and the Performance Stock Units.

3	Automatic assignment

Upon the due acceptance of the Performance Stock Units, the rights and obligations of AB InBev, as offeror under the Plan, shall automatically be assigned to the current Employer of the Participant. In the event the Employer changes between the Grant Date and the Vesting Date, the rights and obligations under the Plan of the previous Employer, shall automatically be assigned to the new Employer upon such change. AB InBev will remain the administrator of the Plan after such assignment(s).

The Employer(s) ha(s)(ve) the obligation to deliver the Shares, pursuant to the terms and conditions of the Plan, to the Participant. Each Employer of the Participant between the Grant Date and the Vesting Date will be responsible for the delivery, pursuant to the terms and modalities in the Plan, of the number of Shares pro rata to the time the Participant was an employee of such Employer. AB InBev shall have the right to deliver such Shares to the Participant on behalf of the Employer(s).

4	Nature and characteristics of the Performance Stock Units

4.1	Dividend protection

Performance Stock Units entitle their holder to a dividend equivalent during the Vesting Period, which represents an amount equal to the gross dividend paid by AB InBev on the Shares (underlying the Performance Stock Units) to be granted upon Vesting. This dividend equivalent will be granted to the Participants on or about the Vesting Date, in the form of additional Performance Stock Units with the same vesting and performance conditions, including the same Vesting Date and subject to the Performance Test, and governed by the same terms and conditions as the original Performance Stock Units.

The number of additional Performance Stock Units to which a Participant is entitled upon each payment of dividends will be capitalised on a yearly basis up until the Vesting Date of the Performance Stock Units.

The number of additional Performance Stock Units to which a Participant is entitled upon each payment of dividends on the Shares underlying the Performance Stock Units will be calculated by AB InBev. The number of additional Performance Stock Units will be equal to the sum of each gross dividend divided by the closing share price on Euronext Brussels of the Share on each relevant dividend payment date and multiplied by the number of compounded Performance Stock Units that the Participant holds on the Vesting Date. Such final result will be rounded down to the closest unit.

4.2	Transferability

Except for transfers as a result of death (see Clauses 9.3 and 14 below), Performance Stock Units may not be transferred or encumbered with any security, pledge or other right, or otherwise pass to any third party.

5	Vesting of the Performance Stock Units

The Performance Stock Units are subject to the following vesting conditions:

(i)	the expiry of the Vesting Period;

(ii)	the achievement of the Performance Test on the Observation Date (see Clause 6); and

(iii)	the rules on termination of service (see Clause 9).

6	Performance Test

The Shares will only be delivered to the Participants by AB InBev, on behalf of the Employer(s), on or shortly after the Vesting Date, if the criteria of the Performance Test have been met on the Observation Date.

If the criteria of the Performance Test have been met on the Observation Date, AB InBev will calculate the final number of Performance Stock Units that will vest and the corresponding number of Shares to be delivered in the manner specified in the Offer Letter, subject to the application of the rules set out in Clause 9, as the case may be, and subject to all other provisions of these terms and conditions.

If AB InBev determines that the criteria of the Performance Test have not been met on the Observation Date, the Performance Stock Units shall automatically become null and void and no Shares will therefore be delivered.

AB InBev will carry out the Performance Test based on the Observation Date.

AB InBev, on behalf of the Employer(s) will communicate the outcome of the Performance Test to the Participants on or about the Vesting Date.

7	Nature and characteristics of the underlying Shares

7.1	General

The Shares to be delivered to the holders of Performance Stock Units upon vesting of the Performance Stock Units (subject to the achievement of the Performance Test) are delivered with all rights and benefits generally attached to such Shares. AB InBev will, on behalf of the Employer(s), at its discretion, deliver Shares in dematerialised (electronic or book-entry) form or in registered form.

7.2	Dividends

The Shares delivered upon vesting of the Performance Stock Units (subject to the achievement of the Performance Test) give the right to the dividends paid on such Shares decided by AB InBev after the Vesting Date.

7.3	Transferability

Unless agreed otherwise between the Participant and AB InBev, the Shares delivered upon vesting of the Performance Stock Units are not subject to any transfer restrictions under the rules of the Plan.

8	Expenses and taxes

All costs related to the attribution of the Performance Stock Units, the attribution of the additional Performance Stock Units referred to in Clause 4.1 above and the delivery of the underlying Shares will be borne by AB InBev, except taxes on stock exchange transactions and income and social security taxes on the income received by the Participants in connection with the delivery or the ownership of the Performance Stock Units and with the delivery of the underlying Shares. AB InBev, on behalf of the Employer(s) may withhold from any payment or delivery of Shares any income or social security taxes that are required to be withheld under any applicable law, rule or regulation.

9	Expiry of the Performance Stock Units before the Vesting Date and situation upon termination of employment

9.1	Malus adjustment

When conduct that occurred in the period during which the Participant is or was responsible for such conduct contributes to a Material Adverse Decision or a Material Breach of our Code of Business Conduct before the Vesting Date the Performance Stock Units held by such Participant under this Plan will automatically expire and become null and void.

9.2	Termination of employment

The applicable Sub-Plan shall specify any rules with respect to the expiration of Performance Stock Units that may apply in the event of termination of employment of a Participant before the Vesting Date (including, but not limited to, any rules that may apply in the event of a Dismissal, Dismissal for Serious Cause, Resignation, Divestiture or Outsourcing).

9.3	Death or termination of employment following permanent disability

9.3.1

Notwithstanding Clause 9.2 above, in the case of death of a Participant or termination of employment following permanent disability before the Vesting Date, all Performance Stock Units will remain subject to Clause 6, provided that, in the case of permanent disability and if so requested by the Employer, the Participant enters into a non-competition agreement. The modalities of any non-competition agreement will be agreed upon after employment has ended.

9.3.2

The Shares (if any) to be delivered on or shortly after the Vesting Date will be delivered to the relevant Participant’s Successors, in case of death of a Participant, or to the Participant, in case of termination of the Participant’s employment following permanent disability.

9.3.3	Except as provided in Clause 9.3.4, the notion of “permanent disability” is to be defined by reference to the law governing the employment in the relevant jurisdiction of the Participant.

9.3.4	Notwithstanding Clause 9.3.3, for Participants subject to taxation in the United States, “permanent disability” shall mean at least one of the following:

(i)

the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;

(ii)

the Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Participant’s Employer; or

(iii)	the Participant is determined to be totally disabled by the Social Security Administration.

9.3.5

This Clause 9.3 shall not apply in case the death or permanent disability follows a Resignation or Dismissal in which case, the rules set out in the applicable Sub-Plan will apply and the Shares to be delivered on or shortly after the Vesting Date (subject to Clause 6) will be delivered to the relevant Participant’s Successors, in case of death of a Participant, or to the Participant, in case of termination of the Participant’s employment following permanent disability.

9.4	Leave of Absence

A Participant who is, as of the Grant Date, or following the Grant Date commences, on a Leave of Absence shall be deemed to remain employed by the Employer unless the Leave of Absence extends beyond the second anniversary of the date on which the Leave of Absence commenced, in which event the Participant will be deemed to have resigned, as specified in the applicable Sub-Plan and for the application of the Plan only, on and as of the Leave of Absence expiration date.

10	Administration of the Plan

10.1	Delegation to the Committee

The Board of Directors may delegate part or all powers under the Plan to the Committee. In the case of a delegation of powers, the Committee shall: (i) be responsible for the general administration of the Plan in accordance with the provisions thereof, under the supervision of the Board of Directors; and (ii) be authorised to establish rules for the administration, interpretation and application of the Plan and, if necessary, to interpret, amend (as provided for in Clause 15) and cancel these rules, in compliance with these terms and conditions.

In the case of a delegation of powers, the Board of Directors will retain full authority to exercise all the rights and obligations of the Committee under the Plan at any time whatsoever, or to delegate them to another committee constituted by the Board of Directors.

10.2	(Sub-)delegation to any third party

The Board of Directors and the Committee may (sub-)delegate certain well-specified powers to any third party they deem appropriate.

In the case of a (sub-)delegation of powers, the Board of Directors and the Committee will retain full authority to exercise all the rights and obligations so delegated.

10.3	Administration of the Plan by AB InBev

AB InBev shall administer the Plan for itself or, as the case may be, on behalf of the Employer(s). AB InBev shall have the right to send all notifications and perform all formalities under the Plan for itself or, as the case may be, on behalf of the Employer(s).

11	Amendment to the capital structure and anti-dilution measures

AB InBev expressly reserves the right to proceed with corporate changes that have an impact on its capital, such as capital increases, including by incorporation of reserves in the capital, capital decreases, issuance of convertible bonds, subscription rights or options, stock splits or reverse stock splits, combinations or reclassifications of the Shares, mergers, (partial) demergers, as well as the right to amend the clauses in the articles of association governing the allocation of profits or liquidation boni.

In the event that such corporate changes would have an unfavourable effect on the Performance Stock Units, the number of Performance Stock Units and/or the number of Shares to which the Performance Stock Units give rights will be adjusted for the purpose of safeguarding the interest of the holders of Performance Stock Units, in the manner determined at the sole discretion of the Board of Directors, subject to any required action by the Shareholders’ Meeting of AB InBev. The terms of such adjustment will be communicated to the Participants in due time.

In the event that AB InBev would be merged into another company, the rights and obligations of AB InBev under the Plan will automatically be transferred to the absorbing company and, in case of a merger of AB InBev into another company, the Performance Stock Units will no longer give the Participants the right to Shares but instead the right to shares of the absorbing company, subject to applicable law and to any applicable corporate approval. The number of shares of the absorbing company to which each Performance Stock Units will give right in such case will be determined at the sole discretion of the Board of Directors and/or the board of directors of the absorbing company and will be communicated to the Participants in due time.

12	Electronic register, electronic evidence and electronic delivery

12.1	Electronic Share and PSU register

The Shares and Performance Stock Units will be recorded in a register, which may be in electronic form and the maintenance of which may be delegated by AB InBev to a third party.

12.2	Electronic evidence

Electronic approvals, instructions, orders, statements and communications between a Participant, AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan will have the same legal status as written approvals, instructions, orders, statements and communications. The written recording or the written reproduction of electronic approvals, instructions, orders, statements and communications received by AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan, will constitute conclusive evidence between the Participant, AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan, unless evidence to the contrary is provided by the Participant.

12.3	Consent to electronic delivery

As a condition to receiving the Performance Stock Units, each Participant consents to delivery of all subsequent information relating to the Performance Stock Units by electronic means, including e-mails to the Participants and postings on AB InBev’s website or intranet. Such information may include, amongst others, financial information concerning AB InBev. In order to access such information, Participants will be required to access AB InBev’s e-mail system, website and/or intranet. By returning the Acceptance Form, Participants are deemed to acknowledge that they have such access to the e-mail system of AB InBev, to AB InBev’s website and intranet and ordinarily use them in the ordinary course of their employment. Participants may obtain paper copies of any such information by submitting a request to receive paper copies to their respective People Department.

13	Matrimonial regime

In the event that the matrimonial regimes of Participants confer ownership or other rights on their spouses with respect to the Performance Stock Units, those Participants undertake that their spouses shall appoint them as their sole representatives for all matters arising in relation to the Performance Stock Units.

14	Death

In the event of a Participant’s death, any Successor acquiring the Performance Stock Units shall inform AB InBev of the Participant’s death as soon as possible and at the latest one month from the date of death.

15	Modification of the terms and conditions

The Board of Directors may unilaterally modify at any time the practical and/or accessory modalities of the terms and conditions. It may also unilaterally modify the terms and conditions when such modifications are required to comply with any change in legislation or to safeguard the interest of the holders of Performance Stock Units.

AB InBev and/or the Employer may assign all or a part of its rights and obligations under the Plan to any of its respective affiliates.

16	Nature of the Plan

Notwithstanding any provisions to the contrary included in the terms and conditions, the Offer Letter, the Acceptance Form or any other document relating to the Plan:

16.1

the grant of Shares and/or Performance Stock Units to the Participant in the framework of the Plan is unrelated to his/her occupational pension rights or pension claims, so that this grant cannot affect these occupational pension rights and claims;

16.2

the Plan, the terms and conditions, the Offer Letter, the Acceptance Form or any other document relating to the Plan do not confer upon the Participant any right to continued employment for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Employer to terminate the Participant’s employment according to the applicable regulations in respect of termination thereof;

16.3	the grant of Performance Stock Units cannot be considered as a right acquired for the future.

17	Privacy and processing of Personal Data

To enable the proper set-up and management of the Plan and the PSU register, Personal Data about each Participant will need to be collected and used. This Clause 17 sets out the obligations of Anheuser-Busch InBev and the rights of Participants regarding any such collection and use, and provides the legally required information in this respect.

17.1	Identity of the person responsible for your Personal Data

Anheuser-Busch InBev is the so-called “Data Controller”, which is responsible for the collection and processing of Personal Data as is necessary for the setting-up and management of the Plan and the PSU register of Anheuser-Busch InBev in electronic form.

17.2	Why and how Personal Data is collected and used

The Personal Data will either be collected via the LTI Website or extracted from Anheuser-Busch InBev’s HR Information System (or any successor system thereof)1. It will be used exclusively for the purposes of the administration of the Plan and the maintenance of the PSU register of Anheuser-Busch InBev in electronic form.

The Data Controller and any Data Processor will collect and process the Participants’ Personal Data in accordance with the Data Protection Law.

17.3	Nature of the Personal Data

The following Personal Data relating to the Participants will be collected and used:

(i)	their contact details (e.g. names*, private/professional* (email) addresses/phone numbers);

(ii)	electronic identification data;

(iii)	personal characteristics (i.e. date of birth*);

(iv)	financial data (e.g. details regarding bank account);

[1]	In this case, the Personal Data which are not directly collected from you are identified with an asterisk (*) below.

(v)	details of all rights and other entitlement to Performance Stock Units awarded, cancelled, vested, unvested or outstanding.

Generally, the processing of the above Personal Data is necessary for the setting-up and management of the Plan and Share register and the Participants are required to provide their Personal Data, except in limited instances when the Data Controller indicates that certain information is voluntary. If the Participant refuses to provide his/her Personal Data, the Data Controller may be unable to manage participation of the Participant in the Plan.

17.4	Other persons having access to the Personal Data and purpose thereof

The Data Controller can transfer the Personal Data to the following categories of recipients:

(i)	the provider of the LTI Website acting as Data Processor;

(ii)	the employer of the Participant for the above purposes;

(iii)	payroll operators acting as Data Processors;

(iv)	regulatory authorities for the purposes of complying with legal obligations in connection with the Plan; and

(v)	any member of the Anheuser-Busch InBev group for the administration and management of the Plan.

Such recipients may be located in jurisdictions outside the European Economic Area (“EEA”) that may not provide an adequate level of personal data protection. In order to ensure an adequate level of protection for data transfers to such countries, the Data Controller provides appropriate safeguards by way of entering into the appropriate model of Standard Contractual Clauses (Commission Implementing Decision (EU) 2021/914) or other adequate means (such as binding corporate rules).

The Participant may request a copy of, or information about, the appropriate safeguards provided for the transfers, by contacting the AB InBev Compliance Team through globalcompliance@ab-inbev.com.

17.5	Legal basis allowing Anheuser-Busch InBev to collect and use Personal Data

The processing and sharing of the Participant’s Personal Data for the purposes set out in Clause 17.2 is justified on the following legal bases: (i) the processing is necessary for the performance of a contract to which the Participant is a party or in order to take steps at the request of the Participant prior to entering into such contract, (ii) the processing is necessary to comply with a legal obligation to which the Data Controller is subject, or (iii) the processing is necessary for the purposes of the legitimate interests pursued by the Data Controller or by a third party, which are not overridden by the interests or fundamental rights and freedoms of the Participant, it being noted that such legitimate interests include implementing and offering the Plan and setting-up a PSU register and Share register.

17.6	Rights of the Participants

In the conditions set forth under applicable Data Protection Law, the Participant can exercise his/her right to request access to and rectification or erasure of his/her Personal Data or restriction of processing concerning the Participant or to object to processing as well as the right to data portability by sending a written request to globalcompliance@ab-inbev.com.

Finally, if Participants have questions or complaints about how Anheuser-Busch InBev processes their Personal Data, they may contact the Anheuser-Busch InBev Compliance Team through globalcompliance@ab-inbev.com. The Participants may also contact Anheuser-Busch InBev’s appointed data protection officer, First Privacy GmbH, at: e-mail: abi-team@firstprivacy.com ; phone: +49 421 69663282. They also have the right to make a complaint to the competent supervisory authority.

17.7	Storage period of the Personal Data

Personal Data will be stored for a period of five (5) years after the termination of the Plan, unless mandatory legal or regulatory requirements impose a longer retention period.

18	Severability

If any provision in this document is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, that provision will be deemed not to form part of this document, and the legality, validity or enforceability of the remainder of this document will not be affected.

19	Applicable law

The Performance Stock Units and these terms and conditions are governed by Belgian law.